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                           July 7, 2020

       Erik T. Hoover, Esq.
       Senior Vice President & General Counsel
       Nutrition & Biosciences, Inc.
       c/o DuPont de Nemours, Inc.
       974 Centre Road, Building 730
       Wilmington, Delaware 19805

                                                        Re: Nutrition &
Biosciences, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            and Registration
Statement on Form S-1
                                                            Filed June 23, 2020
                                                            File No. 333-238089

       Dear Mr. Hoover:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-4 and Form S-1

       Risk Factors
       IFF is required to abide by potentially significant restrictions which could limit IFF's ability to undertake certain corporate actions...., page 61

   1. We note your response to comment 4. Please expand your risk factor to disclose the provision in the Tax
Matters Agreement requiring the consent of DuPont with respect to the issuance of IFF
shares, as discussed in your response.
 Erik T. Hoover, Esq.
FirstName
Nutrition &LastNameErik    T. Hoover, Esq.
             Biosciences, Inc.
Comapany
July 7, 2020NameNutrition & Biosciences, Inc.
July 7,2 2020 Page 2
Page
FirstName LastName
The combined company will have a substantial amount of indebtedness following the
Transactions..., page 72

2. We note your response to comment 7, which we reissue in part. Please expand your risk factor to highlight the risks associated with the step downs in the leverage ratios described in the first paragraph on page 280.
Information on IFF
Directors and Officers of IFF Before and After the Transactions, page 118

3. We note your revised disclosure in response to comment 10. We also note your disclosure that the board of directors of IFF following the transaction will consist of 13 members that will be comprised of 7 current IFF directors and 6 individuals selected by the DuPont board of directors. Although we note that you have identified 3 of the individuals to be selected by the DuPont board of directors, it appears that you have not yet identified the remaining 3 individuals to be selected by the DuPont board or identified the 7 directors
         from IFF   s current board of directors who will serve as directors of the combined
         company. When such information is known, please continue to revise your disclosure in response to comment 10.
Historical Market Price Data and Dividend Information
DuPont Dividend Policy, page 133

4. We note your response to comment 11. Under an appropriate heading in the section
         "Questions and Answers about the Exchange Offer," please expand your disclosure to include the impact of the Transactions on DuPont's dividend policy, as discussed on page
         133.
       You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Christine Westbrook at (202) 551-5019 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Brandon Van Dyke, Esq.